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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1 )*

                    THE FIRST CONNECTICUT CAPITAL CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    319851101
                                 (CUSIP Number)

                               Corporate Secretary
                    The First Connecticut Capital Corporation
                    1000 Bridgeport Avenue, Shelton, CT 06484
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 27, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sec.Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.    812070100                                PAGE   2    of    4  Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Walter P. Carucci
     Carucci Family Partners - IRS ID# 11-3146675
     Carr Securities Corp. - IRS ID# 11-2003950

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)

     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Walter P. Carucci - PF, Carucci Family Partners - WC, Carr
     Securities Corp. - WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Walter P. Carucci - US Citizen, Carucci Family Partners - New York, Carr Securities Corp. - New York

     NUMBER OF      7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          Walter P. Carucci -  5,000
   OWNED BY EACH         Carucci Family Partners -  116,250
     REPORTING           Carr Securities Corp. - 500
      PERSON        8    SHARED VOTING POWER
       WITH                0
                    9    SOLE DISPOSITIVE POWER
                         Walter P. Carucci - 5,000
                         Carucci Family Partners - 116,250
                         Carr Securities Corp. - 500
                    10   SHARED DISPOSITIVE POWER
                            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Walter P. Carucci - 121,750
     Carucci Family Partners - 116,250
     Carr Securities Corp. - 500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Walter P. Carucci - 10.38%
     Carucci Family Partners - 9.91%
     Carr Securities Corp. - 0.04%

14   TYPE OF REPORTING PERSON*
     Walter P. Carucci - IN, Carucci Family Partners - PN, Carr
     Securities Corp. - C

CUSIP NO.    812070100                                PAGE   3    of    4  Pages


                         Amendment No. 1 to Schedule 13D

                    -----------------------------------------

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 18, 2001. Terms defined in the
Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 4.   Purpose of the Transaction

          Item 4 is hereby amended by adding the following thereto:

          The Agreement described in Item 6 herein, relates to the execution by the Issuer of definitive agreements for the sale of its mortgage business (the "Asset Sale") to a company to be organized by members of the Board of Directors, including Lawrence Yurdin (the current President of the Corporation)and the sale to Bernard Zimmerman, of Weston, Connecticut, and Martin Cohen, of New York City, New York or their affiliates, for a purchase price of $252,000 in cash, of a total of 250,000 Common shares of the Company, together with Five Year Warrants to purchase an additional 200,000 shares, exercisable at a price of $1.00 per share (collectively, the "Securities Sale"). The Asset Sale and the Securities Sale are more fully described in the Issuer's Form 10QSB filed on August 14, 2002.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


          Item 6 is hereby amended by adding the following thereto:

          On August 27, 2001 Carucci Family Partners entered into an agreement (the "Agreement") to sell a total of 53,000 shares of Common Stock at the purchase price of $1.00 per share: 8,800 shares to Martin Cohen, Trustee of the Cohen Profit Sharing Plan, and 44,200 shares to Bernard Zimmerman & Co., Inc., a Connecticut corporation. The Agreement contemplates consummation of the sale not later than October 31, 2002.


Item 7.   Material to be Filed as Exhibits

          Item 7 is hereby amended by adding:

Exhibit 3 - Agreement as of August 27, 2002 by and among Carucci Family Partners, Elizabeth Shuldiner Revocable Trust U/A dated March 20, 1990 and Martin Cohen, Trustee of the Cohen Profit Sharing Plan and Bernard Zimmerman & Co., Inc.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ Walter P. Carucci
                                   Walter P. Carucci

CUSIP NO.    812070100                                PAGE   4    of    4  Pages


                                   CARUCCI FAMILY PARTNERS
                                   By: /s/ Walter P. Carucci
                                   Walter P. Carucci
                                   General Partner

                                   CARR SECURITIES CORP.
                                   By: /s/ Walter P. Carucci
                                   Walter P. Carucci
                                   President

Dated: September 5, 2002


EXHIBIT 3

     AGREEMENT made as of the 27th day of August, 2002 by and among Carucci Family Partners, a N. Y. general partnership (herein "Carucci") and Elizabeth Shuldiner Revocable Trust U/A dated March 20, 1990 (herein the "Trust") (each a "Seller" and, collectively, the "Sellers") and Martin Cohen, Trustee of the Cohen Profit Sharing Plan (herein the "Plan") and Bernard Zimmerman & Co., Inc., a Connecticut corporation (herein "Zimmerman") (each a "Purchaser" and, collectively, the "Purchasers").

                              W I T N E S S E T H :

     WHEREAS, Sellers are the owners and holders of certain shares of Common Stock, no par value, of The First Connecticut Capital Corporation (the "Company") and desire to sell to Purchasers the number of shares of Stock set forth opposite their respective names on Schedule A hereto (herein the "Shares"); and

     WHEREAS Purchasers desire to purchase the Shares in the amounts set forth opposite their respective names on said Schedule A, all upon the terms and conditions and for the price herein set forth.

     NOW, THEREFORE. in consideration of the mutual promises herein contained and other good and valuable consideration, receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1.     Representation and Warranties of Sellers.     Each Seller severally
            -----------------------------------------
represents and warrants to Purchasers as follows:

     1.1     Validity of Stock and Title.     The Shares to be sold hereunder by
             ----------------------------
each Seller are validly issued, fully paid and non-assessable, and are owned by the respective Sellers, free and clear of any liens or encumbrances of any kind whatsoever.

     1.2     Authorization and Power.     Each Seller has all requisite legal
             ------------------------
power and authority to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement. This Agreement constitutes the valid and binding obligation of each of the Sellers, enforceable in accordance with its terms. When sold, transferred and assigned to Purchasers as provided herein, Purchasers shall be the owners of the Shares to be purchased by them, free and clear of any liens or encumbrances of any kind whatsoever.

     1.3     Compliance with Other Instruments.  Neither Seller is in violation
             ----------------------------------
of any term of its partnership or trust agreement, as the case may be, or any term or provision of any contract, instrument, judgment or decree applicable to such Seller. The execution and delivery of this Agreement and consummation of the transactions contemplated, herein, including the sale, transfer and assignment of the Shares to be sold by each Seller, has not and shall not result in any violation of, or conflict with, or constitute a default under any such term or provision or result in the creation of any lien or encumbrance upon any of the Shares to be sold by a Seller hereunder.

     2.     Representations and Warranties of the Purchasers. Each Purchaser
            ------------------------------------------------
severally represents and warrants as follows:

     2.1     Authorization and Power.  Each Purchaser has all requisite legal
             ------------------------
power and authority to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement. This Agreement constitutes the valid and binding obligation of each of the Purchasers, enforceable in accordance with its terms.

     2.2     Compliance with Other Instruments.  Neither Purchaser is in
             ----------------------------------
violation of any term of its certificate of incorporation or Plan document, as the case may be, or any term or provision of any contract, instrument, judgment or decree applicable to such Purchaser. The execution and delivery of this Agreement and consummation of the transactions contemplated herein has not and shall not result in any violation of, or conflict with, or constitute a default under any such term or provision.

     3.     Closing Date; Delivery.
            -----------------------

     3.1 The Closing of the sale and purchase of the Shares shall take place at 3:00 p.m. (Eastern Time) at___________________________________ on the same day as the closing of a certain Asset Purchase Agreement dated as of June 28, 2002 relating to the business and operating assets of the Company (herein the "APA") and a certain Stock Purchase Agreement dated as of June 28, 2002 between Purchasers and the Company (the "SPA") or at such other location, date or time as may be agreed between Sellers and Purchasers (herein the "Closing" or "Closing Date"), but not later than October 31, 2002.

     3.2     Delivery and Payment.     At the Closing, each Seller shall deliver
             ---------------------
to each Purchaser, certificates for the respective number of Shares to be purchased by each Purchaser, duly endorsed in blank, signature guaranteed, against payment of the purchaser price of one ($1.00) Dollar per Share (the "Purchase "Price") for the Shares to be sold by Sellers by (i) certified or official bank check payable to the order of each Seller for the number of Shares to be sold. Purchasers shall not be obligated to purchase any Shares unless all are sold.

     4.     Conditions to Closing of the Purchasers.     The Purchasers
            ----------------------------------------
obligation to purchase the Shares is subject to fulfillment as of the Closing Date of the following conditions.

     4.1     Representations and Warranties Correct.     The representations and
             ---------------------------------------
warranties of Sellers made in Section 1 hereof shall be true and correct in all respects as of the date of Closing.

     4.2     APA and SPA Consummated.     The APA and SPA shall have been
             ------------------------
approved by the Company's shareholders and the transactions contemplated therein shall have been consummated in accordance with their terms on or before October 31, 2002.

     4.3     Share Certificates.     Each Seller shall have delivered to each
             ------------------
Purchaser    the respective number of Shares to be purchased by Purchasers hereunder, duly endorsed for transfer, with signatures guaranteed.

     5.     Conditions to Closing of the Sellers.
            -------------------------------------

     5.1     Representations and Warranties Correct.     The representations and
             ---------------------------------------
warranties made by the Purchasers in Section 2 hereof shall be true and correct in all material respects as of the Closing Date.

     5.2     Purchase Price.     Each of the Purchasers shall have tendered to
             ---------------
each of the Sellers the respective Purchase Price for the Shares to be purchased hereunder.

     6.     Covenant of the Purchasers.     Purchasers shall advise Sellers as
            ---------------------------
promptly as practicable, but in any event not more than three (3) business days prior to the date fixed for closing of the APA and SPA, of the Closing Date hereof.

     7.     Miscellaneous.
            -------------

     7.1     Governing Law.     This Agreement has been executed and delivered
             --------------
in the State of New York and shall be governed by and construed under the laws of said State.

     7.2     Entire Agreement; Amendments.     This Agreement sets forth the
             ----------------------------
entire understanding of the parties with respect to the subject hereof and may be amended only by a written instrument signed by all of the parties.

     7.3     Notices.     Any notice required or permitted herein shall be in
             -------
writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by facsimile transmission, by hand or overnight express, addressed to a party at its address set forth on the signature page hereof.

     7.4     Expenses.     Each party hereto shall bear its own expenses and
             ---------
professional fees in connection with the negotiation of this Agreement and consummation of the terms hereof; provided, that if any party shall be in default of its obligations hereunder, the non-defaulting party(s) shall be entitled to its reasonable legal fees and costs incurred in enforcing its rights hereunder.

     7.5     Survival of Representations, etc.     The representations and
             ---------------------------------
warranties of each Seller and Purchaser contained in or made pursuant to this Agreement shall survive Closing of the transactions contemplated herein and shall in no way be affected

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.


                                   SELLERS:

                                   /s/ Walter Carucci, Partner
                                       Carucci Family Partners
                                   ---------------------------------------
                                   Name:    Walter Carucci
                                   Address: 14 Vanderventer Avenue
                                            Port Washington, NY  11050
                                   Fax No.: 516-944-9029

                                   /s/ Elizabeth Shuldiner
                                   ---------------------------------------
                                   Name:    Elizabeth Shuldiner, Trustee
                                   Address: 80 W 12
                                            NY, NY 10011
                                   Fax No.: 212-255-2856


                                   PURCHASERS:

                                   ---------------------------------------
                                   Name:
                                   Address:
                                   Fax. No.:


                                   ---------------------------------------
                                   Name:
                                   Address:
                                   Fax. No.:

                                   SCHEDULE A


No. of Shares to be Purchased               Seller            Purchaser
-----------------------------               ------            ---------

     3,500 Shs.                             Trust             Plan

     3,500                                  Trust             Zimmerman

     8,800                                  Carrucci          Plan

    44,200                                  Carrucci          Zimmerman